Exhibit 12.4 Statements Re. Computation of Ratios

ATLANTIC CITY ELECTRIC COMPANY

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)

Income from continuing operations	$41	$64	$60	$60	$51

Income tax expense (a)	17	30	41	33	41

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	69	64	66	65	60
Other interest	3	3	3	3	4
Preferred dividend requirements of subsidiary trusts		—	—	—	—

Total fixed charges	72	67	69	68	64

Income before extraordinary item, income tax expense and fixed charges	$130	$161	$170	$161	$156

Ratio of earnings to fixed charges	1.81	2.40	2.46	2.37	2.45

Total fixed charges, shown above	72	67	69	68	64

Preferred dividend requirements adjusted to a pre-tax amount	—	—	1	1	1

Total fixed charges and preferred dividends	$72	$67	$70	$69	$65

Ratio of earnings to fixed charges and preferred dividends	1.81	2.40	2.44	2.35	2.43

(a)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.